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                    [Letterhead of Sterling Software, Inc.]



                                October 2, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     RE: STERLING SOFTWARE, INC. -- REGISTRATION STATEMENT ON FORM S-3 COMMISSION FILE NO. 333-11809

Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Sterling Software, Inc. (the "Company") requests that the above-referenced Registration Statement (the "Registration Statement") be withdrawn. All outstanding options exercisable pursuant to the Sterling Software, Inc. Non-Statutory Stock Option Plan (the "Plan") have been exercised. The shares issued under the Plan were previously registered under the Securities Act. No further options will be granted under the Plan, obviating the need for the Registration Statement.

                              Very truly yours,

                              STERLING SOFTWARE, INC.


                              By:/s/ Don J. McDermett, Jr.
                                 --------------------------------
                                 Don J. McDermett, Jr.
                                 Vice President, Legal


cc:  Nancy K. Oremland
       Securities and Exchange Commission

     James E. O'Bannon
       Jones, Day, Reavis & Pogue